Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2017	2016
Earnings available to cover fixed charges:
Income before income taxes	$283	$407
Less: Income from equity investees	1	1
	282	406
Plus: Fixed charges	122	118
Amortization of capitalized interest	4	3
Less: Capitalized interest	1	3
Earnings available to cover fixed charges	$407	$524
Fixed charges (*):
Interest	$110	$104
Capitalized interest	1	3
Interest portion of rental expense	11	11
Total fixed charges	$122	$118
Ratio of earnings to fixed charges	3.34x	4.44x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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